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                           April 18, 2022

       Gilbert K. Lee
       Chief Financial Officer
       Jerash Holdings (US), Inc.
       277 Fairfield Road, Suite 338
       Fairfield, New Jersey 07004

                                                        Re: Jerash Holdings
(US), Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 13,
2022
                                                            File No. 333-264265

       Dear Mr. Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Ying Li, Esq.